SHIN SATELLITE

06018594

RECEIVED

06 NOV 20 P 12:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 10, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 621/2006**

  Subject: Submission of the Reviewed Financial Statements for the Third Quarter of year 2006

  Date: November 10, 2006

  Attachment: Management's Discussion and Analysis for the Third Quarter of year 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

11/20

Enclosure

THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
November 10, 2006

Ref No. SSA 621/2006

10 November 2006

Subject: Submission of the Reviewed Financial Statements for the Third Quarter of Year 2006

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the third quarter of 2006, ended September 30, 2006, together with an explanation of changes in operating results.

The Company reported consolidated revenues for the third quarter of 2006 of Baht 1,808 million and a consolidated net loss for the third quarter of 2006 of Baht 747 million. This is an explanation of changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenues for the third quarter of 2006 amounted to Baht 1,808 million, an increase of Baht 381 million or 26.7% over the same period last year (Baht 1,427 million). This was due to the following reasons:
   - There was an increase in revenues from IPSTAR according to a rise in sales of IPSTAR User Terminal (UT). Moreover, the Company had revenues from transponder leasing on Thaicom 4 (IPSTAR) after its commencement in December 2005, while these revenues were nil in the same period last year. Additionally, conventional transponder leasing revenues increased due to a rise in utilization for broadcasting services. Revenues from transponder services for the third quarter of 2006 were Baht 1,014 million, an increase of Baht 142 million or 16.3% compared to Baht 872 million in the same period previous year.
   - Prepaid mobile subscribers have increased continuously from last year. Revenues from telephone business for the third quarter of 2006 was Baht 601 million, increased by Baht 90 million or 17.6% over the same period last year (Baht 511 million).
   - There was a small increase in the number of Internet subscribers of Camshin and LTC. Revenues from the Internet service business for the third quarter of 2006 amounted to Baht 19 million, an increase of Baht 4 million or 26.7% over the third quarter of 2005 (Baht 15 million).
   - The Company recorded a foreign exchange gain of Baht 144 million in the third quarter of 2006, while losing Baht 24 million in the same period previous year. This was due to the appreciation of Thai Baht.
   - Share of net results from investments for the third quarter of 2006 was Baht 25 million, up from Baht 17 million in the same period last year. This was due to a

decrease in CSL's SG&A expenses of Internet Services, the publishing of the Thailand Yellow Pages, and Voice Info Services.

2. The Company's consolidated expenses for the third quarter of 2006 amounted to Baht 2,625 million, an increase of Baht 1,411 million or 116.2% over the same period last year (Baht 1,214 million). This was due to the following reasons:

   - Loss on write-off of the Thaicom 3 satellite was Baht 981 million for the third quarter of 2006, which was a non recurring item. This expense was nil in the same period last year.
   - Cost of sales and service for the third quarter of 2006 amounted to Baht 1,380 million, an increase of Baht 426 million or 44.7% over the same period last year (Baht 954 million). This increase was attributable to;
     - ❑ an increase in costs associated with transponder business. This was due to an increase in the costs of providing the Thaicom 4 (IPSTAR) services such as depreciation cost, revenue sharing cost and in-orbit insurance cost incurred after commencing service in December 2005, and a rise in cost of UT sales which was in line with an increase in revenue. Additionally, there was an increase in the cost of providing the Thaicom 5 services commencing on July 13, 2006, offset by a decrease in the cost of providing the Thaicom 3 services ended after transferring all the customers' traffic from the Thaicom 3 satellite to the newly launched the Thaicom 5 satellite since July 13, 2006. These costs for the third quarter of year 2006 amounted to Baht 1,082 million, an increase of 60.3% over the same period last year (Baht 675 million);
     - ❑ an increase in costs associated with the telephone business caused by an increase in the amortization of telecommunications equipment and increased electricity cost as a result of the expansion of telephone network. These costs for the third quarter of 2006 amounted to Baht 279 million, an increase of 9.8% from Baht 254 million for the same period last year;
     - ❑ a decrease in costs relating to the Internet business to Baht 19 million in the third quarter of 2006 from Baht 25 million for the same period last year.
   - Selling and administrative expenses for the third quarter of 2006 was Baht 264 million, an increase of Baht 29 million or 12.3% compared to Baht 235 million in the third quarter of 2005. This was because of an increase in the amortization of IPSTAR funding cost which started amortizing after the operation of the Thaicom 4 satellite.

3. The Company's consolidated interest expense for the third quarter of 2006 amounted to Baht 258 million, an increase of Baht 225 million or 681.8% over the same period in 2005 (Baht 33 million). This was because the interests associated with the IPSTAR and Thaicom 5 projects were recorded as expenses.

4. In consequence of the early adoption of the accounting for deferred income taxes, the Company recognized the future tax benefit arising from losses carried forward that would reduce tax base in the future as an income tax receivable of Baht 329 million in the third quarter of 2006. Moreover, the Company also had to restate the income tax payable for the third quarter of 2005 to decrease from Baht 47 million to Baht 25 million.

Summary Translation Letter

To the Stock Exchange of Thailand

November 10, 2006

Management's Discussion and Analysis: SATTEL

SHIN SATELLITE

I. Overview

Revenue of Q3/06 surges 16.9%

Shin Satellite Plc's consolidated sales and service income for Q3/2006 increased by 16.9% over the same period last year due to a significant growth in UT sales as well as a gradual growth in the number of telephone users in both Cambodia and Laos. Revenue from the telephone business enjoyed an increase of 17.6% over the same quarter last year. The Company recorded a gain on exchange of Baht 144 million for Q3/2006 that resulted from a continuation of the Baht appreciation.

The Company's total shared net income from its associate was Baht 25 million, increased from Baht 17 million for the same quarter last year.

The Company's Q3/2006 net loss was Baht 747 million, a larger loss compared to the previous quarter. This loss was mainly due to a heavy loss on the write-off costs of Baht 981 million of Thaicom 3 and the depreciation costs arising from Thaicom 4. Net loss for the nine months ended September 30, 2006, was Baht 839 million. However, if the write-off costs of Thaicom 3 were not taken into account, the Company's Q3/2006 net loss would be Baht 60 million.

With the adoption of deferred tax policy, the Company had an adjusted net profit of Baht 154 million for Q3/2005, an increase of Baht 9 million from the previous figure. Net profit for the nine months ended September 30, 2005, was Baht 1,048 million, increased by Baht 120 million from the previous figure.

II. Business Summary

Transponder leasing and related business

No adverse effect from the deorbit of Thaicom3

At approximately 01.37 a.m. (Bangkok Time) on October 2, 2006, the Thaicom 3 satellite was deorbited since it experienced power loss to such an extent that it could not provide further service. The deorbit of the Thaicom 3 satellite, however, has no adverse effect on the customers as there are no customers on the satellite after successfully transferring all the customers' traffic from the Thaicom 3 satellite to the newly launched the Thaicom 5 satellite since July 13, 2006.

49,855 UTs at the end of Q3/06

IPSTAR Australia Pty Ltd. (IPA), a fully owned subsidiary of Shin Satellite Plc., has achieved a deployment rate of 1,000 subscribers per month in Australia since August and is expecting to reach 2,000 new subscribers per month by the end of this year. This brings the total number of satellite user terminals provided by Shin Satellite to 49,855 at the end of Q3/2006.

Telephone Business

Reach 880,272 telephone subscribers

Because of the steady growth of telephone subscribers in both Cambodia and Lao PDR there was an increase in the subscriber base of every operator especially mobile prepaid subscribers. As of the end of Q3/2006, LTC and Camshin have 590,117 and 290,155 subscribers, respectively, an increase of 39.5% and 27% over the same period in 2005.

New VoIP international calling service "005" in Cambodia

CamShin Co., Ltd. launched its new international calling service "005", using Voice-Over-IP (VoIP) technology and reducing typical international calling rates in Cambodia by approximately 25 to 50 percent. CamShin is among the limited number of companies in Cambodia that received the VoIP License from the Ministry of Post and Telecommunication of Cambodia in August 2006. The Company will target its existing customer base as well as international callers of other telephone operators in the country with its new service. In addition, international calling using PC to phone will be introduced for Internet users with the most competitive rates within a few months.

III. Consolidated Operating Results

Selected financial information on SATTEL

	Amount (MBt)			Change (%)	
	Q3/06	Q2/06	Q3/05	QoQ	YoY
Sales and service income	1,634	1,463	1,398	11.7	16.9
Share of net results from associate	25	20	17	25.0	47.1
Cost of sales and services	1,380	1,366	954	1.0	44.7
SG&A expenses	264	290	235	-9.0	12.3
Loss on write-off of property and equipment under concession	981	-	-	100.0	100.0
EBIT*	(10)	(193)	209	NA	-104.8
EBITDA**	703	596	620	18.0	13.4
Net profit before net loss on write-off of property and equipment under concession	(60)	(34)	154	NA	-139.0
Net profit	(747)	(34)	154	NA	-585.1
EPS (Baht)	(0.68)	(0.03)	0.14	NA	-585.7

* EBIT = Sales and service income – Cost of sales and services – SG&A expenses

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Consolidated sales and service income for Q3/2006 was Baht 1,634 million, an increase of Baht 236 million, or 16.9%, compared to Baht 1,398 million in Q3/2005 and an increase of Baht 171 million or 11.7% from the last quarter. This resulted from an increase in revenue from satellite and related services and from the telephone business.

Sales and Service Income	Q3/06	Q2/06	Q3/05	%QoQ	%YoY
Transponder and related	1,014	849	872	19.4	16.3
Telephone	601	595	511	1.0	17.6
Internet	19	19	15	0.0	26.7
Total	**1,634**	**1,463**	**1,398**	**11.7**	**16.9**

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in Q3/2006 was Baht 1,014 million, an increase of Baht 142 million or 16.3% compared to Baht 872 million for the same period last year and increased by Baht 165 million or 19.4% from Baht 849 million for the last quarter.

Transponder and related	Q3/06	Q2/06	Q3/05	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related	649	634	641	2.4	1.2
IPSTAR	365	215	231	69.8	58.0
Total	**1,014**	**849**	**872**	**19.4**	**16.3**

Revenue from the Thaicom conventional satellite business for Q3/2006 was Baht 649 million, an increase of Baht 8 million or 1.2%, from Baht 641 million in Q3/2005 and increased by Baht 15 million or 2.4% from Baht 634 million for the last quarter. This resulted from an increase in Conventional Thaicom utilization rate and an increase in Turnkey Project sales arising from broadcast customers in Pakistan. Nevertheless, the continued appreciation of the Thai Baht has an effect on this quarter's revenue, which increased slightly from the same quarter last year.

IPSTAR service revenue was Baht 365 million in Q3/2006, an increase of Baht 134 million or 58% compared to Baht 231 million in the same period last year and an increase of Baht 150 million or 69.8% from last quarter. This was substantial because the Company sold 9,806 UTs in this quarter, an increase of 4,593 UTs or 88.1% from 5,213 UTs for Q3/2005 and an increase of 7,018 UTs or 251.7% from 2,788 UTs for the last quarter. Especially in Australia, it has achieved a much higher deployment rate of subscribers since August and UT sales should be more increased in the fourth quarter of 2006. Moreover, the Company had revenue from transponder leasing on Thaicom 4 (IPSTAR) while the same period last year was nil.

Telephone Network Services

Because of the growth of mobile prepaid subscribers, revenue from the telephone network business in both Cambodia and Laos in Q3/2006 was Baht 601 million, an increase of Baht 90 million, or 17.6%, compared to Baht 511 million in Q3/2005 and increased by Baht 6 million or 1% from the previous quarter. At the end of Q3/2006, LTC and Camshin have 590,117 and 290,155 subscribers, respectively, an increase of 39.5% and 27% over the same period in 2005.

Internet Services

Revenue from the Internet business in Q3/2006 was Baht 19 million, up from Baht 15 million in Q3/2005, due to an increase in the number of internet users of LTC and Camshin. However, the revenue for this quarter remained unchanged from the last quarter.

Cost of Sales and services

The Company reported total costs for Q3/2006 of Baht 1,380 million, an increase of Baht 426 million or 44.7% compared to Baht 954 million in Q3/2005 because of an increase in the cost of providing transponder leasing and related services and the cost of providing telephone services. Total costs for Q3/2006 rose by Baht 14 million or 1% compared to the last quarter because of an increase in the cost of providing transponder leasing and related services.

Costs accounted for 84.5% of sales and services income, rising from 68.2% in Q3/2005.

Cost of Sales and Services	Q3/06	Q2/06	Q3/05	%QoQ	%YoY
Transponder and related	1,082	1,038	675	4.2	60.3
Telephone	279	304	254	-8.2	9.8
Internet	19	24	25	-20.8	-24.0
Total	**1,380**	**1,366**	**954**	**1.0**	**44.7**

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services for Q3/2006 were Baht 1,082 million, an increase of 60.3% from Baht 675 million in the same period last year. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets, cost of UT sales, and concession fee.

Costs relating to transponder leasing and related services rose by 4.2% from the previous quarter due to a rise in cost of UT sales, which was in accordance with an increase in its sales volume.

Transponder and related	Q3/06	Q2/06	Q3/05	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related	380	435	434	-12.6	-12.4
IPSTAR	702	603	241	16.4	191.3
Total	**1,082**	**1,038**	**675**	**4.2**	**60.3**

- There was a Baht 54 million or 12.4% decrease in the cost relating to the Thaicom conventional satellites and related business from the same quarter last year, because of Baht 142 million lower amortization of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, offset by a rise in the amortization and in-orbit insurance of the Thaicom 5 satellite.
- A Baht 461 million or 191.3% increase in the cost of providing IPSTAR services from Q3/2005, caused by an increase in the cost relating to the Thaicom 4 satellite that commenced service in December 2005; for instance, the amortization of the Thaicom 4 satellite and its ground equipment of Baht 356 million, revenue sharing to MICT of Baht 14 million, an in-orbit insurance cost for Thaicom 4 of Baht 72 million, and the cost of UT sales. These costs were nil in the same period last year.

Telephone Network Services

Costs relating to the telephone business for Q3/2006 amounted to Baht 279 million, an increase of 9.8% from Baht 254 million for Q3/2005 due to an increase in an amortization of the telephone network, a rise in revenue sharing to the Cambodian government and increased electricity cost. These costs decreased by 8.2% from the last quarter because of a drop in the cost of Interconnection Charge.

Internet Services

Costs relating to the Internet business in Q3/2006 were Baht 19 million, decreased by Baht 6 million from Baht 25 million for Q2/2005 and went down by Baht 5 million from the last quarter.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 264 million in Q3/2006, an increase of Baht 29 million, or 12.3% compared to Baht 235 million in Q3/2005. This was because the Company recorded an amortization cost of IPSTAR funding of Baht 29 million in this quarter. These expenses decreased by Baht 26 million or 9% from the last quarter due to a decline in allowance for doubtful accounts and provision for an obsolete stock.

Loss on write-off of property and equipment under concession

Loss on write-off of property and equipment under concession was Baht 981 million for Q3/2006 that was mainly due to the heavy write-off of Baht 958 million of the Thaicom 3 satellite and the in-orbit insurance cost for the Thaicom 3 satellite of Baht 23 million. This loss was nil in the last quarter.

Interest Expenses

681.8% increase in interest expenses for IPSTAR and Thaicom 5

Interest expenses were Baht 258 million, an increase of Baht 225 million, or 681.8%, compared to Baht 33 million in Q3/2005 due to the interest associated with the IPSTAR project commencing service in December 2005 and the recognition of interest associated with the Thaicom 5 project as expenses once the service started in July 2006. The interest expenses for Q3/2006 rose by Baht 37 million or 16.7% from Baht 221 for the last quarter because the interest related to the Thaicom 5 project was recognized as expenses.

Gain on Exchange Rate

Because of the strengthening of the Thai Baht during July - September 2006, the Company reported a gain of Baht 144 million from foreign exchange in Q3/2006, while it recorded a loss of Baht 24 million in the same period in 2005.

Share of net results from investment – equity method

Because of the adoption of deferred tax, the share of net results from investment for Q3/2005 was restated and reduced from Baht 29 million to Baht 17 million.

The share of net results from investment was Baht 25 million in Q3/2006. This was an increase from the same period last year due to a decrease in SG&A expenses of Internet Services, the publishing of the Thailand Yellow Pages, and Voice Info Services decreased.

The share of net results from investment rose by Baht 5 million from the last quarter, reflecting an increase in CSL's net profit, which caused by a drop in SG&A expenses of the publishing of the Yellow Pages, Voice Info Services, and Mobile Content Services.

Income Tax Expense

Because of the early adoption of accounting for deferred income taxes, the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 329 million in Q3/2006. Moreover, the Company also has to restate the income tax payable for Q3/2005, to decrease from Baht 47 million to Baht 25 million.

IV. Financial Position

Due to the implementation of accounting for deferred income taxes, total assets as at the end of 2005 were restated to increase from Baht 33,687 million to Baht 33,983 million.

At the end of Q3/2006, the Company reported total assets of Baht 33,474 million, a decrease of Baht 509 million or 1.5% from the end of 2005. This was caused by a drop in cash and cash equivalents resulting from repayments of long-term borrowings. CSL's net assets were presented as an investment in an associate.

SATTEL's Asset Components

Asset	September 30, 2006		December 31, 2005 (Restated)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,683	8.0	3,221	9.5
Investment in associates	670	2.0	832	2.4
PP&E Net	6,531	19.5	8,242	24.3
PP&E under the concession agreement, net	20,921	62.5	19,312	56.8

Liquidity

At the end of Q3/2006, the Company had a current ratio of 0.39 times, down from 0.58 at the end of 2005. This was because of an increase of Baht 252 million in the current portion of long-term loans for the IPSTAR and Thaicom 5 projects while there was a drop of Baht 323 million in cash balance from Baht 677 million at the end of last year due to the principle and interest payment of IPSTAR loan and the interest payment of Thaicom 5 loans.

Investments

The investment in CSL was presented as an "investment in associate" item. Following the implementation of the accounting for income taxes, the Company restated the investment in associate at the end of 2005 to Baht 832 million, an increase from the previous figure of Baht 780 million. At the end of Q3/2006, the Company's "investment in associate" was Baht 670 million, decrease from the end of 2005, reflecting a proportionate recognition of CSL's net profit for the first nine months of 2006 amounted to Baht 70 million offset by a dividend paid of Baht 232 million.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of Q3/2006 was Baht 6,531 million, a decrease of Baht 1,711 million from Baht 8,242 million at the end of 2005. This was because the investment in the Thaicom 5 project was transferred and recorded under PPE under concession after transferring the title of the satellite to the Ministry of Information and Technology on July 12, 2006.

PP&E under the concession agreement

PP&E under the concession agreement at the end of Q3/2006 was Baht 20,921 million, increased from Baht 19,312 million at the end of 2005. This was mainly because assets associated with the Thaicom 5 project were transferred from PP&E to this item offset by the depreciation and amortization of Baht 1,482 for the nine months ended September 30, 2006, and the write-off of Baht 958 million of the Thaicom 3 satellite.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q3/2006 were Baht 17,665 million, an increase of Baht 531 million from Baht 17,134 million at the end of 2005. This was because of the long-term loans for the Thaicom 5 project and an increase in the short-tern loans offset by a decrease in the long-term loans for the IPSTAR project for which the Company has started the principal repayments since November 2005.

According to the execution of deferred tax, Shareholders' equity presented in the Balance sheet as at the end of 2005 was adjusted to be increased from Baht 13,584 million to Baht 13,805 million. Shareholders' equity was Baht 12,851 million at the end of Q3/2006, down from the end of last year, reflecting net loss for the first nine months of 2006 of Baht 839 million as well as an increase in the loss from foreign currency translation adjustment of Baht 114 million.

Net borrowings to equity at the end of Q3/2006 was 1.37 times, which is considered manageable for a company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5 and receiving support from financial institutions.

Cash flows

The Company's cash flows from operating activities for the nine months ended September 30, 2006, was Baht 2,239 million. Net cash outflows used for investing activities were Baht 3,439 million, mainly for the Thaicom 5 project and the expansion of the Indochina telephone networks. Parts of these projects receive support from financial institutions. The Company has drawn Baht 2,829 million loans from financial institutions mainly to support the Thaicom 5 project. In addition, long-term loans of Baht 2,104 million were repaid which mainly consisted of the loans for the IPSTAR project. Thus, the Company had net cash inflow from financing activities for Q3/2006 of Baht 877 million.

The Company had ending cash of Baht 354 million on September 30, 2006.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2006, and the related consolidated and company statements of income for three-month and nine-month periods ended 30 September 2006 and 2005, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2006 and 2005 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2005 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 24 February 2006. The consolidated and company balance sheets as at 31 December 2005, presented for comparative purposes (before restatement), are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
10 November 2006

Shin Satellite Public Company Limited

Balance Sheets

As at 30 September 2006 and 31 December 2005

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September	31 December	30 September	31 December
		2006	2005	2006	2005
			Restated		Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		354,114	677,138	89,324	409,077
Trade accounts receivable and accrued income, net	5	1,259,410	1,203,152	1,070,263	1,053,894
Amounts due from related parties	15	8,629	591	14,200	15,323
Short-term loans and advances to related parties	15	19	19	19	2,858
Inventories, net		471,002	605,545	377,164	538,807
Foreign currency forward contracts receivable, net	14	-	241,090	-	241,090
Prepaid insurance		312,672	201,105	309,211	198,788
Other current assets, net	15	277,628	292,757	194,921	195,263
Total current assets		2,683,474	3,221,397	2,055,102	2,655,100
Non-current assets					
Investments - equity method	6	670,041	832,445	2,707,525	2,295,895
Long-term loan to another company	7	21,000	25,180	21,000	25,180
Long-term loan to a related party	15	-	-	-	128,326
Property and equipment, net	8	6,531,042	8,241,775	2,069,610	3,925,106
Property and equipment under concession agreement, net	8	20,921,088	19,311,883	20,921,088	19,311,883
Deferred charges, net	8	59,364	59,474	18,985	9,007
Intangible assets, net	8	1,420,056	1,477,523	1,249,293	1,282,415
Deferred tax assets	9	828,176	242,716	807,562	242,716
Other non-current assets, net		340,197	570,216	320,760	554,990
Total non-current assets		30,790,964	30,761,212	28,115,823	27,775,518
Total assets		33,474,438	33,982,609	30,170,925	30,430,618

Director ______________________ Director ______________________

Date ______________________

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 11 to 47 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 30 September 2006 and 31 December 2005

		Consolidated		Company	
		Unaudited 30 September 2006	Audited 31 December 2005 Restated	Unaudited 30 September 2006	Audited 31 December 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	10	187,986	38,000	-	-
Trade accounts payable	15	667,767	582,608	397,125	345,645
Accounts payable - property and equipment	15	686,482	1,215,421	204,155	613,286
Amounts due to related parties	15	20,843	17,094	23,502	16,778
Current portion of long-term borrowings, net	10	3,028,122	2,775,966	2,746,507	2,275,672
Current portion of foreign currency forward contracts payable, net	14	850,336	112,859	850,336	112,859
Advance receipts from customers	15	439,410	156,770	466,846	65,196
Accrued concession fee		452,510	163,762	360,224	102,439
Accrued expenses	15	158,674	160,424	107,969	96,179
Accrued income tax		47,381	38,853	-	-
Other current liabilities		321,572	329,067	160,582	125,649
Total current liabilities		6,861,083	5,590,824	5,317,246	3,753,703
Non-current liabilities					
Foreign currency forward contracts payable, net	14	-	6,726	-	6,726
Long-term borrowings, net	10	13,598,909	14,441,500	11,861,599	12,807,884
Net liabilities in subsidiaries	6	-	-	129,468	52,494
Deferred tax liabilities	9	92,830	74,318	-	-
Other non-current liabilities	15	70,299	63,952	66,655	62,409
Total non-current liabilities		13,762,038	14,586,496	12,057,722	12,929,513
Total liabilities		20,623,121	20,177,320	17,374,968	16,683,216

The notes to the interim consolidated and company financial statements on pages 11 to 47 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 30 September 2006 and 31 December 2005

		Consolidated		Company	
		Unaudited 30 September 2006	Audited 31 December 2005 Restated	Unaudited 30 September 2006	Audited 31 December 2005 Restated
	Note	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY (Continued)					
Shareholders' equity					
Authorised share capital - ordinary shares	11	5,660,411	5,606,283	5,660,411	5,606,283
Issued and paid-up share capital - ordinary shares		5,455,346	5,453,789	5,455,346	5,453,789
Premium on share capital	11	4,295,763	4,295,365	4,295,763	4,295,365
Unrealised cumulative gains on dilution of investment in subsidiary		376,225	376,225	376,225	376,225
Cumulative foreign currency translation adjustment		(243,257)	(128,855)	(243,257)	(128,855)
Retained earnings					
Appropriated					
Legal reserve		213,506	213,506	213,506	213,506
Unappropriated		2,698,374	3,537,372	2,698,374	3,537,372
Total parent's shareholders' equity		12,795,957	13,747,402	12,795,957	13,747,402
Minority interests		55,360	57,887	-	-
Total shareholder's equity		12,851,317	13,805,289	12,795,957	13,747,402
Total liabilities and shareholders' equity		33,474,438	33,982,609	30,170,925	30,430,618

The notes to the interim consolidated and company financial statements on pages 11 to 47 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 September 2006 and 2005

		Consolidated		Company	
		Unaudited 30 September 2006	Unaudited 30 September 2005 Restated	Unaudited 30 September 2006	Unaudited 30 September 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	15				
Revenues from sales and services		1,634,391	1,398,487	1,097,244	885,911
Other income		3,590	11,670	15,847	16,275
Gain on foreign exchange		144,286	-	129,008	-
Share of net results from investments - equity method		25,493	16,594	162,963	97,211
Total revenues		1,807,760	1,426,751	1,405,062	999,397
EXPENSES	15				
Cost of sales and services		1,262,090	860,613	1,041,129	591,962
Concession fee		118,428	93,848	98,051	77,463
Selling and administrative expenses		262,512	233,844	181,127	164,337
Loss on write off property and equipment under concession agreements	8	980,573	-	980,573	-
Loss on foreign exchange		-	24,218	-	13,709
Directors' remuneration		1,553	1,243	1,380	1,053
Total expenses		2,625,156	1,213,766	2,302,260	848,524
Profit (loss) before interest expenses and income tax		(817,396)	212,985	(897,198)	150,873
Interest expenses		(257,873)	(32,636)	(225,943)	(1,217)
Income tax	13	329,389	(25,237)	376,325	4,771
Profit (loss) before minority interests		(745,880)	155,112	(746,816)	154,427
Profit attributable to minority interests		(936)	(685)	-	-
Net profit (loss) for the period		(746,816)	154,427	(746,816)	154,427
Basic earnings (loss) per share (Baht)	4	(0.68)	0.14	(0.68)	0.14
Diluted earnings (loss) per share (Baht)	4	(0.68)	0.14	(0.68)	0.14

The notes to the interim consolidated and company financial statements on pages 11 to 47 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the nine-month periods ended 30 September 2006 and 2005

		Consolidated		Company	
		Unaudited 30 September 2006	Unaudited 30 September 2005 Restated	Unaudited 30 September 2006	Unaudited 30 September 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	15				
Revenues from sales and services		4,852,725	4,251,922	3,104,227	2,798,118
Revenues from insurance compensation		-	1,082,654	-	1,082,654
Other income		134,225	57,608	97,884	70,809
Gain on foreign exchange		476,117	11,309	433,548	39,807
Share of net results from investments - equity method	6	70,190	37,132	525,457	232,049
Total revenues		5,533,257	5,440,625	4,161,116	4,223,437
EXPENSES	15				
Cost of sales and services		3,960,553	2,540,806	3,118,227	1,768,084
Concession fee		349,785	299,711	293,785	254,943
Selling and administrative expenses		830,273	666,755	560,964	457,727
Loss on write off property and equipment under concession agreements	8	980,573	-	980,573	-
Impairment loss of property and equipment under concession agreements		-	400,000	-	400,000
Directors' remuneration		4,601	4,436	4,075	3,883
Total expenses		6,125,785	3,911,708	4,957,624	2,884,637
Profit (loss) before interest expenses and income tax		(592,528)	1,528,917	(796,508)	1,338,800
Interest expenses		(699,455)	(115,867)	(607,336)	(25,800)
Income tax	13	455,491	(361,633)	564,846	(264,923)
Profit (loss) before minority interests		(836,492)	1,051,417	(838,998)	1,048,077
Profit attributable to minority interests		(2,506)	(3,340)	-	-
Net profit (loss) for the period		(838,998)	1,048,077	(838,998)	1,048,077
Basic earnings (loss) per share (Baht)	4	(0.77)	1.08	(0.77)	1.08
Diluted earnings (loss) per share (Baht)	4	(0.77)	1.07	(0.77)	1.07

The notes to the interim consolidated and company financial statements on pages 11 to 47 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the nine-month periods ended 30 September 2006 and 2005

	Notes	Consolidated (Baht '000)							
		Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments (Restated)	Legal reserve	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
Opening balance at 1 January 2005 - as previously reported		4,384,409	2,198,395	376,225	(186,948)	153,120	2,166,390	72,527	9,164,118
Prior period adjustment	2	-	-	-	-	-	94,399	-	94,399
Opening balance at 1 January 2005 - as restated		4,384,409	2,198,395	376,225	(186,948)	153,120	2,260,789	72,527	9,258,517
Increase in share capital during the period		1,069,380	2,097,973	-	-	-	-	-	3,167,353
Foreign currency translation adjustments	6 b	-	-	-	49,664	-	-	-	49,664
Net profit for the period		-	-	-	-	-	1,048,077	-	1,048,077
Decrease in minority interests during the period		-	-	-	-	-	-	(14,912)	(14,912)
Closing balance as at 30 September 2005		5,453,789	4,296,368	376,225	(137,284)	153,120	3,308,866	57,615	13,508,699
Opening balance at 1 January 2006 - as previously reported		5,453,789	4,295,365	376,225	(126,355)	213,506	3,313,713	57,887	13,584,130
Prior period adjustment	2	-	-	-	(2,500)	-	223,659	-	221,159
Opening balance at 1 January 2006 - as restated		5,453,789	4,295,365	376,225	(128,855)	213,506	3,537,372	57,887	13,805,289
Increase in share capital during the period	11	1,557	398	-	-	-	-	-	1,955
Foreign currency translation adjustments	6 b	-	-	-	(114,402)	-	-	-	(114,402)
Net loss for the period		-	-	-	-	-	(838,998)	-	(838,998)
Decrease in minority interests during the period		-	-	-	-	-	-	(2,527)	(2,527)
Closing balance as at 30 September 2006		5,455,346	4,295,763	376,225	(243,257)	213,506	2,698,374	55,360	12,851,317

The notes to the interim consolidated and company financial statements on pages 11 to 47 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the nine-month periods ended 30 September 2006 and 2005

		Company (Baht '000)							
	Notes	Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments (Restated)	Legal reserve	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
Opening balance at 1 January 2005 - as previously reported		4,384,409	2,198,395	376,225	(186,948)	153,120	2,166,390	-	9,091,591
Prior period adjustment	2	-	-	-	-	-	94,399	-	94,399
Opening balance at 1 January 2005 - as restated		4,384,409	2,198,395	376,225	(186,948)	153,120	2,260,789	-	9,185,990
Increase in share capital during the period		1,069,380	2,097,973	-	-	-	-	-	3,167,353
Foreign currency translation adjustments	6 b	-	-	-	49,664	-	-	-	49,664
Net profit for the period		-	-	-	-	-	1,048,077	-	1,048,077
Decrease in minority interests during the period		-	-	-	-	-	-	-	-
Closing balance as at 30 September 2005		5,453,789	4,296,368	376,225	(137,284)	153,120	3,308,866	-	13,451,084
Opening balance at 1 January 2006 - as previously reported		5,453,789	4,295,365	376,225	(126,355)	213,506	3,313,713	-	13,526,243
Prior period adjustment	2	-	-	-	(2,500)	-	223,659	-	221,159
Opening balance at 1 January 2006 - as restated		5,453,789	4,295,365	376,225	(128,855)	213,506	3,537,372	-	13,747,402
Increase in share capital during the period	11	1,557	398	-	-	-	-	-	1,955
Foreign currency translation adjustments	6 b	-	-	-	(114,402)	-	-	-	(114,402)
Net loss for the period		-	-	-	-	-	(838,998)	-	(838,998)
Closing balance as at 30 September 2006		5,455,346	4,295,763	376,225	(243,257)	213,506	2,698,374	-	12,795,957

The notes to the interim consolidated and company financial statements on pages 11 to 47 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the nine-month periods ended 30 September 2006 and 2005

		Consolidated		Company	
		Unaudited 30 September 2006	Unaudited 30 September 2005	Unaudited 30 September 2006	Unaudited 30 September 2005
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	12	2,238,765	767,370	1,561,880	118,001
Cash flows from investing activities					
Receipts from short-term investment		-	209,887	-	209,887
Repayment of share capital to minority interests of a subsidiary		-	(20,812)	-	-
Short-term loans and advance to related parties (increase/decrease)	15 d	-	(19)	2,314	(12,940)
Long-term loan to a related partyn (increase/decrease)	15 e	-	-	117,709	(18,523)
Payments for property and equipment		(3,637,048)	(4,576,452)	(2,871,332)	(4,137,789)
Payments for property and equipment under concession agreements	8	(5,428)	-	(5,428)	-
Payments for intangible assets		(29,555)	(1,210)	(29,555)	(1,210)
Payments for deferred charges		(2,370)	(5,009)	(2,370)	(5,009)
Dividends received	6 b	232,594	92,537	76,399	-
Proceeds from sales of property and equipment		2,438	379	2,438	139
Net cash payments from investing activities		(3,439,369)	(4,300,699)	(2,709,825)	(3,965,445)
Cash flows from financing activities					
Proceeds from increase in share capital	11	1,955	3,167,353	1,955	3,167,353
Proceeds from short-term borrowings	10	322,486	177,000	-	70,000
Proceeds from long-term borrowings, net of financial expenses		2,828,965	2,677,463	2,415,882	2,636,166
Repayments of short-term borrowings	10	(172,500)	(1,546,458)	-	(1,365,458)
Repayments of long-term borrowings	10	(2,103,688)	(297,227)	(1,590,007)	(454)
Net cash receipts from financing activities		877,218	4,178,131	827,830	4,507,607

The notes to the interim consolidated and company financial statements on pages 11 to 47 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited) (Continued)
For the nine-month periods ended 30 September 2006 and 2005

		Consolidated		Company	
		Unaudited 30 September 2006	Unaudited 30 September 2005	Unaudited 30 September 2006	Unaudited 30 September 2005
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Net increase (decrease) in cash and cash equivalents		(323,386)	644,802	(320,115)	660,163
Cash and cash equivalents, opening balance		677,138	992,899	409,077	680,234
Effects of exchange rate changes		362	10,827	362	10,827
Cash and cash equivalents, closing balance		354,114	1,648,528	89,324	1,351,224
Supplementary information for cash flows:					
Interest paid		724,484	343,491	633,234	253,381
Income tax paid		191,370	585,861	73,858	518,862
Non-cash transactions					
Acquisitions of property, equipment, and intangible assets by debts		59,821	598,830	33,862	21,337
Transfer accounts payable - equipment to borrowings	10	143,623	-	-	-

The notes to the interim consolidated and company financial statements on pages 11 to 47 are an integral part of these interim financial statements.

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act, B.E. 2535.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively referred to as "the Group".

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

The accounting principles applied may differ from generally accepted accounting principles adopted in other countries and jurisdictions. The accompanying consolidated and company financial statements are therefore not intended to present the financial position and results of operations and cash flows in accordance with jurisdictions other than Thailand. Consequently, these consolidated and company financial statements are only addressed to those who are informed about Thai generally accepted accounting principles and practices.

Costs that are incurred unevenly during the financial year are recognised as expenses or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2005 annual financial statements. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the nine-month period ended 30 September 2006.

These interim consolidated and company financial statements were authorised for issue by the Board of Directors on 10 November 2006.

2 Significant accounting policies

The accounting policies used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005, except as discussed below.

The Group and the Company has adopted Thai Accounting Standard No. 56, Accounting for Income Taxes early, i.e. in the first quarter of 2006, and prior to its effective date. The Group and the Company has restated the comparative prior period's financial statements retrospectively, as if the income tax accounting policy had always been in use. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effects of the application of this standard to the balance sheet as of 31 December 2005 and the statement of income for the three-month and nine-month period ended 30 September 2005 are as follows:

	Restated	
	Consolidated Baht'000	Company Baht'000
Balance Sheets as at 31 December 2005		
Increase in deferred tax assets	242,716	242,716
Increase in deferred tax liabilities	74,318	-
Increase/(Decrease) in investment in equity method (Note 6)	52,761	(74,318)
Decrease in net liabilities in subsidiaries	-	(52,761)
Shareholders' equity		
- Increase in retained earnings carried forward	223,659	223,659
- Increase in retained earnings brought forward	94,399	94,399
- Decrease in foreign currency translation adjustments	(2,500)	(2,500)
Statement of Income for the three-month period ended 30 September 2005		
Decrease in share of net results from investments - equity method	11,926	20,128
Decrease in income tax	21,387	29,589
Increase in profit	9,461	9,461
Increase in basic and diluted earnings per share (Baht)	0.13	0.13
Statement of Income for the nine-month period ended 30 September 2005		
Decrease in share of net results from investments - equity method	24,244	46,690
Decrease in income tax	143,984	166,430
Increase in profit	119,740	119,740
Increase in basic and diluted earnings per share (Baht)	0.12	0.12

Accounting policy - income tax

The Group and the Company recognised deferred income tax in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The tax rate at the balance sheet date was used to calculate the deferred income tax.

3 Segment information

Financial information by business segment

	For the three-month period ended 30 September 2006 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	1,025,412	19,083	601,301	11,806	(23,211)	1,634,391
Share of net results from associate	-	25,493	-	-	-	25,493
Total revenues	1,025,412	44,576	601,301	11,806	(23,211)	1,659,884
Segment results	(256,111)	25,639	228,987	3,026	13,760	15,301
Loss on writte off Thaicom 3	(980,573)	-	-	-	-	(980,573)
Operating loss						(965,272)

	For the three-month period ended 30 September 2005 (Baht '000) - Restated					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	888,571	15,400	511,410	6,040	(22,934)	1,398,487
Share of net results from associate	-	16,594	-	-	-	16,594
Total revenues	888,571	31,994	511,410	6,040	(22,934)	1,415,081
Segment results	36,529	4,474	176,659	1,564	6,307	225,533
Operating profit						225,533

3 Segment information (Continued)

Financial information by business segment (Continued)

	For the nine-month period ended 30 September 2006 (Baht '000)					
	Satellite business services	**Internet services**	**Telephone network**	**Others**	**Consolidation eliminations**	**Group**
Revenues	3,053,931	59,944	1,777,923	25,070	(64,143)	4,852,725
Share of net results from associate	-	70,190	-	-	-	70,190
Total revenues	3,053,931	130,134	1,777,923	25,070	(64,143)	4,922,915
Segment results	(961,916)	62,908	625,374	7,937	43,400	(222,297)
Loss on writte off Thaicom 3	(980,573)	-	-	-	-	(980,573)
Operating loss						(1,202,870)

	For the nine-month period ended 30 September 2005 (Baht '000) -Restated					
	Satellite business services	**Internet services**	**Telephone network**	**Others**	**Consolidation eliminations**	**Group**
Revenues	2,811,328	47,451	1,442,848	24,403	(74,108)	4,251,922
Revenue from insurance compensation	1,082,654	-	-	-	-	1,082,654
Share of net results from associate	-	37,132	-	-	-	37,132
Total revenues	3,893,982	84,583	1,442,848	24,403	(74,108)	5,371,708
Segment results	1,354,950	21,324	460,853	9,464	13,409	1,860,000
Impairment loss of Thaicom3	(400,000)	-	-	-	-	(400,000)
Operating profit						1,460,000

Thailand is the home country of the parent company, and is also the main operating company.

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Printing and publishing of business telephone directories

SHIN SATELLITE

D. le S.S.

4 Basic and diluted earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants are considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and the nine-month periods ended 30 September 2006.

Basic and diluted earnings (loss) per share are as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
For the three-month periods ended 30 September				
Net profit (loss) for the period (Baht '000)				
- As previously reported	(746,816)	144,966	(746,816)	144,966
- Prior period adjustment	-	9,461	-	9,461
- As restated	(746,816)	154,427	(746,816)	154,427
Weighted average number of shares ('000 shares)	1,091,064	1,090,580	1,091,064	1,090,580
The effect of dilutive potential ordinary shares (ESOP)	-	4,764	-	4,764
Dilutive potential ordinary shares ('000 shares)	1,091,064	1,095,344	1,091,064	1,095,344
Basic earnings (loss) per share (Baht)	(0.68)	0.14	(0.68)	0.14
The effect of dilutive potential ordinary shares (ESOP)	-	-	-	-
Diluted earnings (loss) per share (Baht)	(0.68)	0.14	(0.68)	0.14

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
For the nine-month periods ended 30 September				
Net profit (loss) for the period (Baht '000)				
- As previously reported	(838,998)	928,337	(838,998)	928,337
- Prior period adjustment	-	119,740	-	119,740
- As restated	(838,998)	1,048,077	(838,998)	1,048,077
Weighted average number of shares ('000 shares)	1,090,877	966,915	1,090,877	966,915
The effect of dilutive potential ordinary shares (ESOP)	-	6,502	-	6,502
Dilutive potential ordinary shares ('000 shares)	1,090,877	973,417	1,090,877	973,417
Basic earnings (loss) per share (Baht)	(0.77)	1.08	(0.77)	1.08
The effect of dilutive potential ordinary shares (ESOP)	-	(0.01)	-	(0.01)
Diluted earnings (loss) per share (Baht)	(0.77)	1.07	(0.77)	1.07

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	30 September 2006 Baht '000	31 December 2005 Baht '000	30 September 2006 Baht '000	31 December 2005 Baht '000
Trade accounts receivable				
- Third parties	1,437,739	1,335,194	882,503	871,742
- Related parties (Note 15)	24,906	76,599	150,256	145,086
Accrued income				
- Third parties	232,607	266,965	223,084	259,653
- Related parties (Note 15)	16,430	11,795	23,001	15,863
Total trade accounts receivable and accrued income	1,711,682	1,690,553	1,278,844	1,292,344
Less Allowance for doubtful accounts	(452,272)	(487,401)	(208,581)	(238,450)
Total trade accounts receivable and accrued income, net	1,259,410	1,203,152	1,070,263	1,053,894

Outstanding trade accounts receivable - third parties as at 30 September 2006 and 31 December 2005 can be aged as follows:

	Consolidated		Company	
	30 September 2006 Baht '000	31 December 2005 Baht '000	30 September 2006 Baht '000	31 December 2005 Baht '000
Current	344,644	152,808	205,229	113,998
Overdue less than 3 months	140,392	135,149	80,331	100,024
Overdue 3 - 6 months	93,389	260,341	64,422	176,321
Overdue 6 - 12 months	90,669	93,824	66,912	74,871
Overdue over 12 months	768,645	693,072	465,609	406,528
	1,437,739	1,335,194	882,503	871,742
Less Allowance for doubtful accounts - third parties	(452,272)	(487,401)	(208,581)	(238,450)
Total trade accounts receivable - third parties, net	985,467	847,793	673,922	633,292

6 Investments - equity method

a) Investments - equity method as at 30 September 2006 and 31 December 2005 are as follows:

	Consolidated		Company	
	30 September 2006	31 December 2005 Restated	30 September 2006	31 December 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Investments in subsidiaries	-	-	2,578,057	2,243,401
Investments in associate	670,041	832,445	-	-
Total investments	670,041	832,445	2,578,057	2,243,401
Presentation in the balance sheet as follows:				
Investments - equity method (Note 6 d)	670,041	832,445	2,707,525	2,295,895
Net liabilities in subsidiaries (Note 6 f)	-	-	(129,468)	(52,494)
Total investments	670,041	832,445	2,578,057	2,243,401

b) Movements in investments - equity method for the nine-month periods ended 30 September 2006 and 2005 comprise:

	Consolidated		Company	
	30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Transactions during the nine-month period ended 30 September				
Opening net book value				
- As previously reported	779,684	758,890	2,264,958	1,829,602
- Deferred tax adjustment (Note 2)	52,761	91,705	(21,557)	51,410
Opening net book value - restated	832,445	850,595	2,243,401	1,881,012
Share of net results from investments - equity method	70,190	37,132	525,457	232,049
Dividend receipt (Note 6 e)	(232,594)	(92,537)	(76,399)	-
Foreign currency translation adjustments	-	-	(114,402)	49,664
Closing net book value	670,041	795,190	2,578,057	2,162,725

6 Investments - equity method (Continued)

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services	Thailand	THB
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite (not yet commenced business operations)	The British Virgin Islands	USD
IPSTAR International Pte Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Singapore	SGD
IPSTAR Global Services Company Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Mauritius	USD
Subsidiary of Shenington Investments Pte Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet, satellite uplink-downlink services	Thailand	THB
Subsidiaries of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limited	Publishing telephone directories and advertising	Thailand	THB
AD Venture Company Limited	Holding company for investment in mobile contents	Thailand	THB

6 Investments - equity method (Continued)

c) The nature of investments - equity method can be summarised as follows: (Continued)

Name	Business	Country	Currency
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	In the process of liquidation	Thailand	THB
Subsidiaries of AD Venture Company Limited			
Shineedotcom Company Limited	Mobile contents	Thailand	THB
- Hunsa Dot Com Company Limited	Banner advertising	Thailand	THB
- Sodamag Corp Company Limited	Banner advertising	Thailand	THB
Joint Venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 30 September 2006, Star Nucleus Company Limited, IPSTAR International Pte Limited and IPSTAR Global Services Company Limited had not yet commenced business operations.

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 30 September 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	(999.06)	670.04

	Consolidated - 31 December 2005 (Baht Million) - Restated				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	(836.65)	832.45

6 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method can be summarised as follows: (Continued)

	Company - 30 September 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(931.83)	15.46
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	2,291.38	2,561.26
Spacecode LLC	USD Million 4.29	70.00	118.65	12.15	130.80
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
IPSTAR Global Services Company Limited	USD Million -	100.00	-	-	-
Total			1,335.82	1,371.70	2,707.52

	Company - 31 December 2005 (Baht Million) - Restated				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	1,889.32	2,159.20
Spacecode LLC	USD Million 4.29	70.00	118.65	18.04	136.69
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
Total			388.53	1,907.36	2,295.89

6 Investments - equity method (Continued)

e) Significant movements in investments - equity for the nine-month period ended 30 September 2006 were as follows:

Subsidiary

Shenington Investment Pte Limited

On 12 June 2006, the Annual General Meeting of Shenington Investment Pte Limited passed a resolution to approve a final exempt (one-tier) dividend of 21.83 cents per share amounting to SGD 3,200,000 (approximately Baht 76 million).

IPSTAR Global Services Company Limited

On 31 August 2006, the Group registered an incorporation of IPSTAR Global Services Company Limited in Mauritius.

Associate

CS Loxinfo Public Company Limited

On 4 April 2006, CS Loxinfo Public Company Limited ("CSL") acquired 28,050,000 ordinary shares in AD Venture Company Limited ("ADV"), equivalent to 51% of the share capital of ADV, at a total price of approximately Baht 18 million from Shin Corporation Public Company Limited ("Shin"). CSL made the payment on 5 April 2006. As a result, ADV has been a subsidiary of CSL since the date of acquisition.

On 18 July 2006, CSL acquired an additional 5 million ordinary shares in ADV, equivalent to 9.09% of the share capital of ADV, at a total price of approximately Baht 3.2 million from Mitsubishi Corporation and Mitsubishi Company (Thailand) Limited, and on 27 September 2006, CSL acquired a further 22 million ordinary shares in ADV, equivalent to 39.91% of the share capital of ADV, at a total price of approximately Baht 14.05 million from Shin Corporation Public Company Limited ("Shin"). As a result, CSL holds 100% of the share capital of ADV.

The fair value of ADV's net assets acquired as at the acquisition date can be summarised as follows:

	Net book value as at the acquisition date (4 April 2006) Baht' 000	Fair value adjustment Baht' 000	Net fair Value (4 April 2006) Baht' 000	Net fair Value (18 July 2006) Baht' 000	Net fair Value (27 September 2006) Baht' 000
Fair value of net assets as at the acquisition date	53,428	(7,330)	46,098	46,011	47,710
Investment portion			51%	9.09%	39.91%
Fair value of net assets acquired			23,510	4,183	19,041
Total fair value of net assets acquired					46,734
Cash payment for the acquisition					35,964
Negative goodwill					10,770

Negative goodwill recognised from the acquisition of these ordinary shares in ADV of Baht 10.77 million is recognised in the statement of income over the remaining weighted average useful life and future benefits of non-monetary assets of two years.

CSL has completed the appraisal of the fair value of assets and liabilities from the acquisition of investment as above and made an adjustment net book value to reflect their fair value. The difference between the net book value and net fair value of Baht 7 million was adjusted through negative goodwill.

6 Investments - equity method (Continued)

e) Significant movements in investments - equity for the nine-month period ended 30 September 2006 were as follows (Continued):

Associate (Continued)

CS Loxinfo Public Company Limited ("CSL") (Continued)

Dividend Payment

On 21 April 2006, the annual ordinary shareholders' meeting of CSL passed a resolution to approve a dividend payment of Baht 0.33 per share totaling Baht 206.25 million (2005: Baht 156.25 million). CSL paid the dividend on 4 May 2006.

On 9 August 2006, the board of directors' meeting of CSL passed a resolution to approve an interim dividend payment of Baht 0.60 per share totaling Baht 375 million. CSL paid the dividend on 4 September 2006.

Warrants allocation and increase in registered share

On 21 April 2006, at the annual ordinary shareholders meeting of CSL, the shareholders passed a resolution to approve the allocation of 8,354,300 ordinary shares, or equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date the warrants allocation was approved, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting on 21 April 2006. One-third of the allocated warrants may be exercised to purchase ordinary shares; one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. On 22 May 2006, the Executive Committee of CSL passed a resolution to approve the issuance and offering of warrants on 31 May 2006. This was subsequently approved by the Securities and Exchange Commission on 29 May 2006.

In addition, the shareholders of CSL also passed a resolution to approve an increase in registered share capital from 639,569,774 ordinary shares at a par value of Baht 1 each to 649,020,074 ordinary shares at a par value of Baht 1 each by increasing 9,450,300 additional ordinary shares. These newly registered ordinary shares will be reserved for the exercising of the right under ESOP. CSL registered the additional ordinary share with the Ministry of Commerce on 28 June 2006.

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the nine-month period ended 30 September 2006 were as follows (Continued):

Joint Venture

Lao Telecommunications Company Limited

On 23 January 2006, at the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC"), a resolution was passed to approve a dividend payment of USD 6.0 million (approximately Baht 235 million) to shareholders with respect to the operations of LTC for 2005.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 30 September 2006 and 31 December 2005 and the consolidated income statements for the nine-month periods ended 30 September 2006 and 2005.

	Consolidated	
	30 September 2006 Baht '000	31 December 2005 Baht '000
Balance sheets		
Current assets	183,713	267,498
Non-current assets	2,026,431	1,879,374
Current liabilities	(585,922)	(749,658)
Non-current liabilities	(52,950)	(54,798)
Net assets	1,571,272	1,342,416
Income statements for the nine-month periods ended		
Total revenues	777,855	409,278
Net profit	363,821	122,869

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 17c).

Capital expenditure commitments

As at 30 September 2006, the Group's portion of LTC's capital expenditure contracted but not recognised in the financial statements was USD 26 million (approximately Baht 994 million).

6 Investments - equity method (Continued)

f) Net liabilities in subsidiaries

	Company - 30 September 2006 (Baht Million)				
Subsidiaries	**Paid-up capital**	**Investment portion (%)**	**At cost**	**Change in investment**	**At equity**
iPSTAR Company Limited	USD Million 2.00	99.14	78.49	(207.96)	(129.47)

	Company - 31 December 2005 (Baht Million) - Restated				
Subsidiaries	**Paid-up capital**	**Investment portion (%)**	**At cost**	**Change in investment**	**At equity**
iPSTAR Company Limited	USD Million 2.00	98.89	78.49	(123.37)	(44.88)
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(954.90)	(7.61)
Total			1,025.78	(1,078.27)	(52.49)

7 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and the recognition of interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting with the royalty fees that the Company is required to pay to the other company until the principal and interest of the loan is fully repaid.

8 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the nine-month period ended 30 September 2006				
Opening net book value	8,241,775	19,311,883	59,474	1,477,523
Additions	3,208,012	5,428	10,669	30,282
Disposals, net	(1,230)	-	-	-
Write-offs, net	(265)	(958,052)	-	-
Transfers, net	(4,029,391)	4,043,332	-	2,371
Depreciation / amortisation charges	(610,074)	(1,481,503)	(6,935)	(74,625)
Adjustment	(19,254)	-	-	-
Foreign currency translation adjustments	(258,531)	-	(3,844)	(15,495)
Closing net book value	6,531,042	20,921,088	59,364	1,420,056
As at 30 September 2006				
Cost	9,609,320	26,561,990	113,773	1,531,030
Less Accumulated depreciation / amortisation	(3,078,278)	(5,640,902)	(54,409)	(110,974)
Net book value	6,531,042	20,921,088	59,364	1,420,056

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the nine-month period ended 30 September 2006				
Opening net book value	3,925,106	19,311,883	9,007	1,282,415
Additions	2,472,429	5,428	10,669	30,282
Disposals, net	(1,230)	-	-	-
Write-offs, net	(5)	(958,052)	-	-
Transfers, net	(4,028,980)	4,043,332	-	2,371
Depreciation / amortisation charges	(278,456)	(1,481,503)	(691)	(65,775)
Adjustment	(19,254)	-	-	-
Closing net book value	2,069,610	20,921,088	18,985	1,249,293
As at 30 September 2006				
Cost	3,533,079	26,561,990	21,287	1,336,658
Less Accumulated depreciation / amortisation	(1,463,469)	(5,640,902)	(2,302)	(87,365)
Net book value	2,069,610	20,921,088	18,985	1,249,293

Borrowing costs for the nine-month period ended 30 September 2006 of Baht 51 million (for the nine-month period ended 30 September 2005: Baht 564 million), arising from the financing specifically entered into for assets under construction, were capitalised in assets under construction during the period.

8 Capital expenditure and commitments (Continued)

On 28 May 2006, the Thaicom 5 satellite was launched by Arianespace in Koutou, French Guiana. On 12 July 2006 the Company accepted the In-Orbit Acceptance Test of the Thaicom 5 satellite from Alcatel Alenia Space, the satellite constructor. In addition, title to the satellite, satellite control station and other equipment was transferred to the Ministry of Information and Communication Technology ("MICT") in accordance with the build-transfer-operate concession agreement. The Thaicom 5 satellite started to provide services to customers on 13 July 2006; consequently, the amortization of these assets has commenced on this date.

On 13 July 2006, the Company transferred all customers of the Thaicom 3 satellite to the Thaicom 5 satellite which moved to a new position at 50.5 Middle-East. Subsequently, on 1 October 2006, the Company found that Thaicom 3 satellite had suffered damage in relation to a power supply system failure and failed to operate. Consequently, the Company re-orbited Thaicom 3 satellite. The impact to loss of Thaicom 3's write-off totaling to Baht 981 million comprises its net book value and prepaid insurance as at 13 July 2006 amounting to Baht 958 million and Baht 23 million, respectively. Currently, the Company is in the process of claim from the insurer. Under the insurance contract, the Company and the Ministry of Information Communication and Technology are co-beneficiary. The loss from write off net deferred income tax is Baht 687 million and resulted in increase the loss per share during the three-month and nine-month period ended 30 September 2006 by Baht 0.63 per share.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,458 million (31 December 2005: Baht 2,504 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, 4 March 2028 (Note 17b).

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	30 September 2006 '000	31 December 2005 '000	30 September 2006 '000	31 December 2005 '000
IPSTAR Project	USD	2,022	3,468	2,022	3,468
	NOK	1,900	1,900	1,900	1,900
	AUD	585	-	-	-
Thaicom 5 Project	USD	-	59,408	-	59,408
Telephone network	USD	33,889	11,572	-	-
Total	USD	35,911	74,448	2,022	62,876
	NOK	1,900	1,900	1,900	1,900
	AUD	585	-	-	-
Total in Thai Baht	THB	1,379,235	3,076,975	87,186	2,600,492

9 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 20% - 30% (2005: 20% - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The subsidiaries have tax loss carried forward to offset future taxable income, which is not recognised in the consolidated financial statements in proportion to the Group's shareholding amounting to Baht 547 million.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the income taxes levied by the same taxation authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and the company balance sheets:

	Consolidated		Company	
	30 September 2006	31 December 2005 Restated	30 September 2006	31 December 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Deferred tax assets	828,176	242,716	807,562	242,716
Deferred tax liabilities	(92,830)	(74,318)	-	-
	735,346	168,398	807,562	242,716

The movement in deferred tax is as follows:

	Consolidated		Company	
For the nine-month periods ended	30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Deferred tax				
Balance brought forward	168,398	2,694	242,716	42,989
Charged to statement of income (Note 13)	558,962	143,984	564,846	166,431
Recognised in the shareholders' equity	7,978	(2,383)	-	-
Balance carried forward	735,346	144,295	807,562	209,420

9 Deferred income tax (Continued)

The movement in deferred tax assets and liabilities during the nine-month period ended 30 September 2006, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Consolidated (Baht Million)								
	For the nine-month period ended 30 September 2006								
Deferred tax assets	Loss carry forward	Allowance for doubtful accounts	Allowance for obsolete inventory	Depreciation	Deposits	Interest expense	Advance receipts from customers	Others	Total
Balance brought forward	-	-	-	-	-	-	-	-	-
Prior period adjustment	-	18,625	40,636	166,550	20,824	21,877	-	174	268,686
Balance brought forward - restated	-	18,625	40,636	166,550	20,824	21,877	-	174	268,686
Charged to statement of income	732,441	(125)	(1,575)	(152,804)	(4,176)	(8,417)	9,459	6,147	580,950
Recognised in the shareholders' equity	-	-	(22)	(127)	-	(1,808)	(85)	-	(2,042)
Balance carried forward	732,441	18,500	39,039	13,619	16,648	11,652	9,374	6,321	847,594

	Consolidated (Baht Million)			
	For the nine-month period ended 30 September 2006			
Deferred tax liabilities	Deferred expenses	Amortization assets under concession	Depreciation/ Amortization	Total
Balance brought forward	-	-	-	-
Prior period adjustment	689	96,194	3,405	100,288
Balance brought forward - restated	689	96,194	3,405	100,288
Charged to statement of income	(33)	22,184	(163)	21,988
Recognised in the shareholders' equity	-	(10,028)	-	(10,028)
Balance carried forward	656	108,350	3,242	112,248

9 Deferred income tax (Continued)

The movement in deferred tax assets and liabilities during the nine-month period ended 30 September 2006, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Company (Baht Million)						
	For the nine-month period ended 30 September 2006						
Deferred tax assets	**Loss carry forward**	**Allowance for doubtful accounts**	**Allowance for for obsolete inventory**	**Depreciation**	**Deposits**	**Others**	**Total**
Balance brought forward	-	-	-	-	-	-	-
Prior period adjustment	-	18,625	40,635	166,552	20,824	174	246,810
Balance brought forward - restated	-	18,625	40,635	166,552	20,824	174	246,810
Charged to statement of income	732,441	-	(3,212)	(166,552)	(4,176)	6,150	564,651
Balance carried forward	732,441	18,625	37,423	-	16,648	6,324	811,461

	Company (Baht Million)		
	For the nine-month period ended 30 September 2006		
Deferred tax liabilities	**Deferred expenses**	**Depreciation/ Amortization**	**Total**
Balance brought forward	-	-	-
Prior period adjustment	689	3,405	4,094
Balance brought forward - restated	689	3,405	4,094
Charged to statement of income	(33)	(162)	(195)
Balance carried forward	656	3,243	3,899

10 Borrowings

	Consolidated		Company	
	30 September 2006 Baht '000	31 December 2005 Baht '000	30 September 2006 Baht '000	31 December 2005 Baht '000
Current				
Short-term loans from financial institutions	187,986	38,000	-	-
Current portion of long-term borrowings				
- Supplier credit - property and equipment	14,314	60,972	-	-
- Financial institutions	3,013,808	2,714,994	2,746,507	2,275,672
Total current portion of long-term borrowings	3,028,122	2,775,966	2,746,507	2,275,672
Non-current				
Long-term borrowings				
- Supplier credit - property and equipment	217,660	141,865	-	-
- Financial institutions	13,381,249	14,299,635	11,861,599	12,807,884
Total long term borrowings	13,598,909	14,441,500	11,861,599	12,807,884
Total borrowings	16,815,017	17,255,466	14,608,106	15,083,556

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2006		
Opening net book value	17,255,466	15,083,556
Proceeds from short-term borrowings	322,486	-
Repayments of short-term borrowings	(172,500)	-
Proceeds from long-term borrowings, net of financial expenses	2,890,570	2,530,894
Repayments of long-term borrowings	(2,103,688)	(1,590,007)
Increase from change in status from accounts payable property and equipment	143,623	-
Unrealised gain on exchange rate	(1,262,371)	(1,262,372)
Realised gain on exchange rate	(153,965)	(153,965)
Foreign currency translation adjustments	(104,604)	-
Closing net book value	16,815,017	14,608,106

10 Borrowings (Continued)

Credit facilities

As at 30 September 2006, available credit facilities from loans from local and overseas banks are Baht 1,546 million and USD 7.5 million (31 December 2005: Baht 1,555 million and USD 66 million).

Facility agreements in relation to the financing of the IPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises the following three agreements:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest is payable monthly. The monthly repayment of loan principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and for other loans from another group of commercial banks from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million for 8.75 years and USD 38.36 million for 8.58 years respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforementioned credit agreements with regard to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be due six-months after the In-Orbit Acceptance of the Thaicom 5 satellite.

11 Share capital and premium on share capital

	For the nine-month period ended 30 September 2006			
	Number of shares '000 shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	1,090,758	5,453,789	4,295,365	9,749,154
Increase during the period	311	1,557	398	1,955
Closing balance	1,091,069	5,455,346	4,295,763	9,751,109

The Company's registered share capital as at 30 September 2006 comprised 1,132.1 million ordinary shares (31 December 2005: 1,121.3 million ordinary shares) of Baht 5 each (31 December 2005: Baht 5 each). 1,091.1 million ordinary shares are issued and fully paid-up (31 December 2005: 1,090.8 million ordinary shares).

11 Share capital and premium on share capital (Continued)

At the shareholders' Annual General Meeting on 24 April 2006 a resolution was passed to approve the issuance and allocation of warrants of 10,058,800 shares, or equivalent to 0.92% of the Company's total issued and paid-up share capital as at 31 December 2005, under an ESOP scheme (Grant V), by granting warrants to directors and employees of the Company and its subsidiaries. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants is not exceeding five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 11.87 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting on 24 April 2006. One-third of an individual's warrants can be exercised to purchase ordinary shares: one year for the first exercise, two years and three years for the second and third exercises respectively after the warrants are issued until they expire. On 30 May 2006, the Securities and Exchange Commission approved the Company's ESOP scheme (Grant V) and the Company granted warrants to directors and employees of the Company and its subsidiaries on 31 May 2006.

In addition, the meeting also passed a resolution to approve an increase in the Company's registered share capital from 1,121,256,500 ordinary shares, at a par value of Baht 5 each to 1,132,082,300 ordinary shares, at a par value of Baht 5 each, by an increase of 10,825,800 additional ordinary shares. Of these 10,058,800 shares are to be allocated to support warrants to be issued to its directors and employees under ESOP Grant V and 767,000 shares are to be allocated to support warrants from the change in exercise ratios under ESOP Grants I, II, III and IV. The Company registered the increase in the registered share capital with the Ministry of Commerce on 15 May 2006.

On 1 June 2006, the Company received cash proceeds from the issuance of 149,276 ordinary shares at a price of Baht 6.279 per share; being the par value of the ordinary shares and share premium of Baht 746,380 and Baht 190,924, respectively. This issuance of the ordinary shares was the exercise of 73,000 ESOP units. On 2 June 2006, the Company registered an increase in issued and paid-up share capital with the Ministry of Commerce. These shares were registered on the Stock Exchange of Thailand on 6 June 2006. Subsequently, on 28 June 2006, the Company received cash proceeds from the issuance of 162,160 shares at a price of Baht 6.279 per share; being the par value of the ordinary shares and share premium of Baht 810,800 and Baht 207,402 respectively. This issuance of the ordinary shares was the exercise of 79,300 ESOP units. On 4 July 2006, the Company registered an increase in these issued and paid-up share capital with the Ministry of Commerce. These shares were registered on the Stock Exchange of Thailand on 6 July 2006.

As at 30 September 2006, the Company has five ESOP schemes for directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The term of the warrants is not exceeding five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued million units	Exercise ratio unit : share	Exercise price Baht/share	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	13.081	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.06	1 : 1.00000	11.87	31 May 2007	31 May 2011

11 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding for the nine-month period ended 30 September 2006 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Closing balance
ESOP - Grant I				
Directors	2,559	-	-	2,559
Employees	3,369	-	-	3,369
Total	5,928	-	-	5,928
ESOP - Grant II				
Directors	1,967	-	-	1,967
Employees	666	-	(152)	514
Total	2,633	-	(152)	2,481
ESOP - Grant III				
Directors	1,754	-	-	1,754
Employees	4,140	-	-	4,140
Total	5,894	-	-	5,894
ESOP - Grant IV				
Directors	2,967	-	-	2,967
Employees	4,595	-	-	4,595
Total	7,562	-	-	7,562
ESOP - Grant V				
Directors	-	2,000	-	2,000
Employees	-	8,059	-	8,059
Total	-	10,059	-	10,059
Grand Total	22,017	10,059	(152)	31,924

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

12 Cash flows from operating activities

Reconciliation of net profit (loss) to cash flows from operating activities for the nine-month periods ended 30 September 2006 and 2005:

		Consolidated		Company	
		30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net profit (loss) for the period		(838,998)	1,048,077	(838,998)	1,048,077
Adjustments for:					
Allowance for doubtful accounts		-	65,725	-	49,199
Reversal of allowance for doubtful accounts		(35,129)	-	(29,869)	-
Write-off of withholding tax		8,474	1,479	8,474	1,479
Provision for defective stock		-	38,072	-	38,072
Write-off of defective stock		(14,126)	-	(10,705)	-
Write-off of property and equipment	8	265	8,271	5	85
Write-off of property and equipment under concessions	8	958,052	-	958,052	-
Write-off of deferred charges	8	-	509	-	509
Depreciation of property and equipment	8	610,074	452,874	278,456	163,586
Amortisation of property and equipment under concession agreements	8	1,481,503	610,214	1,481,503	610,214
Impairment of property and equipment under concession agreements		-	400,000	-	400,000
Amortisation of deferred charges	8	6,935	12,956	691	6,570
Amortisation of intangible assets	8	74,625	3,314	65,775	2,231
Amortisation of borrowing cost		107,544	-	107,544	-
Gain on sales of property and equipment		(1,208)	(116)	(1,208)	(93)
Deferred tax	9	(558,962)	(143,984)	(564,846)	(166,431)
Unrealised gain on exchange rate		(242,959)	(9,404)	(288,890)	(10,156)
Realised gain on exchange rate		(153,966)	(31,261)	(142,800)	(31,261)
Minority interests		2,506	3,340	-	-
Share of net results from investments - equity method	6b	(70,190)	(37,132)	(525,457)	(232,049)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(21,129)	(275,389)	13,499	(269,877)
- amounts due from related parties		(8,038)	716	1,123	(9,621)
- inventories		139,415	(119,034)	163,094	(112,350)
- prepaid insurance		(111,567)	-	(110,423)	-
- other current assets		16,018	(1,151,646)	342	(1,170,479)
- other non-current assets		221,546	(35,392)	225,756	(17,301)
- trade accounts payable		85,159	172,009	51,480	66,715
- amounts due to related parties		3,749	(2,917)	6,724	1,458
- unearned income and advances from customers		282,640	25,808	401,650	(3,447)
- accrued concession fee		288,748	(381,227)	257,785	(344,188)
- accrued expenses		404	164,710	13,944	160,116
- accrued income tax		8,528	(89,158)	-	(77,290)
- other current liabilities		(7,495)	32,876	34,933	10,758
- other non-current liabilities		6,347	3,080	4,246	3,475
Cash generated from operating activities		2,238,765	767,370	1,561,880	118,001

13 Income tax expense

For the three-month period ended	Consolidated 30 September 2006 Baht '000	Consolidated 30 September 2005 Baht '000	Company 30 September 2006 Baht '000	Company 30 September 2005 Baht '000
Current tax	30,966	46,624	-	24,819
Deferred tax	(360,355)	(21,387)	(376,325)	(29,590)
	(329,389)	25,237	(376,325)	(4,771)

Reconciliation of income tax expense and the result of the accounting profit multiplied by the income tax rate are as follows:

For the three-month period ended	Consolidated 30 September 2006 Baht '000	Consolidated 30 September 2005 Baht '000	Company 30 September 2006 Baht '000	Company 30 September 2005 Baht '000
Profit (loss) before tax	(1,075,269)	180,349	(1,123,141)	149,656
Tax rate	25%	29%	25%	29%
The result of the accounting profit (loss) multiplied by the income tax rate	(268,817)	50,025	(280,785)	41,204
Share of net results from investments - equity method	(7,674)	(5,028)	(40,740)	(28,124)
Effect of discounted tax rates to the deferred tax	(98,325)	7,674	(98,325)	-
Effect of the different basis of income tax calculation or tax rates in other countries	(12,043)	(8,411)	-	-
Tax losses not recognised as deferred tax asset	7,785	2,143	-	-
Use of tax losses not recognised as deferred tax asset in the prior period	44	-	-	-
Tax exempted income under business promotion by the Board of Investment	-	(16,494)	-	(16,494)
Effect of the income recognised in the different periods for accounting and tax purposes	(1,184)	(18,709)	(4,200)	(25)
Effect of the non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	50,825	14,037	47,725	(1,332)
Tax charge	(329,389)	25,237	(376,325)	(4,771)

13 Income tax expense (Continued)

	Consolidated		Company	
For the nine-month period ended	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**
Current tax	103,471	505,617	-	431,354
Deferred tax	(558,962)	(143,984)	(564,846)	(166,431)
	(455,491)	361,633	(564,846)	264,923

Reconciliation of income tax expense and the result of the accounting profit multiplied by the income tax rate are as follows:

	Consolidated		Company	
For the nine-month period ended	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**
Profit (loss) before tax	(1,291,983)	1,413,050	(1,403,844)	1,313,000
Tax rate	25%	29%	25%	29%
The result of the accounting profit (loss) multiplied by the income tax rate	(322,996)	413,107	(350,961)	383,857
Share of net results from investments - equity method	(20,995)	(7,308)	(131,364)	(67,840)
Effect of discounted tax rates to the deferred tax	(122,074)	7,674	(122,074)	-
Effect of the different basis of income tax calculation or tax rates in other countries	(29,197)	(20,810)	-	-
Tax losses not recognised as deferred tax asset	32,730	14,941	-	-
Use of tax losses not recognised as deferred tax asset in the prior period	(2,381)	-	-	-
Tax exempted income under business promotion by the Board of Investment	-	(31,123)	-	(31,123)
Effect of the income recognised in different periods for accounting and tax purposes	(19,272)	(14,145)	(11,572)	(5,756)
Effect of the non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	28,694	(703)	51,125	(14,215)
Tax charge	(455,491)	361,633	(564,846)	264,923

As a listed company, the Company has been granted a discounted tax rate of 25% on the taxable income not exceeding Baht 300 million for five fiscal years from 2002 to 2006. The taxable income in excess of Baht 300 million is subject to the 30% tax rate.

14 Financial instruments

Derivative financial instruments	**Consolidated**		**Company**	
	30 September 2006 Baht '000	**31 December 2005 Baht '000**	**30 September 2006 Baht '000**	**31 December 2005 Baht '000**
Foreign currency forward contracts				
Assets	-	241,090	-	241,090
Liabilities	(850,336)	(119,585)	(850,336)	(119,585)

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date were:

	Consolidated		**Company**	
	30 September 2006 Baht '000	**31 December 2005 Baht '000**	**30 September 2006 Baht '000**	**31 December 2005 Baht '000**
Foreign currency forward contracts	(802,369)	157,315	(802,369)	157,315
Foreign currency option contracts	802,276	(157,184)	802,276	(157,184)

The net fair values of foreign currency forward contracts and foreign currency option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

15 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.32% (31 December 2005: 41.34%) of the Company's shares. Temasek is the ultimate parent company of the Group. Transactions with Shin and companies within the Shin and Temasek groups, such as subsidiaries, associates, joint ventures, key management personnel and Temasek and other companies over which Shin and the Company have significant influence directly or indirectly are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

On 23 January 2006, the Shinawatra family, the principal shareholders of the Group, sold all shares of Shin, representing 41.34% of the paid-up share capital, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), incorporated in Thailand, part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be related parties of the Group from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Transactions with entities within the group of Cedar Holdings Limited ("Cedar"), Aspen Holdings Limited group ("Aspen"), and Temasek Holdings (Pte) Ltd. ("Temasek") are recognised as related party transactions of the Company.

The Company was informed by Shin that Cedar and Aspen obtained a waiver with respect to making the tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. Gor Jor. 53/2545 for all shares of the Company. This is because the Takeover Panel of Thailand viewed that Cedar and Aspen do not intend to acquire the shares of the Company and that these shares do not constitute a substantial portion of the assets of Shin.

Shin has terminated the consulting and management services agreements with the Company since the third quarter of 2006.

15 Related party transactions (Continued)

The Group had significant related party transactions as follows:

a) Revenues

	Consolidated		**Company**	
For the three-month periods ended	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**
<u>Sales and services income</u>				
Subsidiaries	-	-	163,120	29,978
Associates	3,733	92,772	3,517	92,548
Joint venture	3,079	3,483	6,037	6,831
Related parties under common control	28,126	30,852	25,369	27,391
<u>Other income</u>				
Subsidiaries	-	-	14,563	5,133
Related parties under common control	90	-	-	-
Total revenue	35,028	127,107	212,606	161,881

	Consolidated		**Company**	
For the nine-month periods ended	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**
<u>Sales and services income</u>				
Subsidiaries	-	-	264,209	61,135
Associates	18,671	122,378	17,992	121,457
Joint venture	10,057	10,418	19,719	20,428
Related parties under common control	87,893	90,460	78,670	77,516
<u>Other income</u>				
Subsidiaries	-	-	45,775	14,941
Related parties under common control	577	-	210	-
Total revenue	117,198	223,256	426,575	295,477

15 **Related party transactions** (Continued)

b) Expenses

	Consolidated		Company	
For the three-month periods ended	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**
Purchases of goods and services				
Subsidiaries	-	-	11,222	5,657
Associates	5,075	3,418	5,075	3,131
Related parties under common control	1,057	2,022	1,057	1,999
Other related party	4,390	-	4,390	-
Selling and administrative expenses				
Parent company	569	10,525	79	10,226
Subsidiaries	-	-	225	20
Associates	556	232	520	193
Related parties under common control	1,887	15,374	1,887	15,374
Payments for work in progress				
Other related party	-	11,922	-	11,922
Total expenses	13,534	43,493	24,455	48,522

	Consolidated		Company	
For the nine-month periods ended	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**	**30 September 2006 Baht '000**	**30 September 2005 Baht '000**
Purchases of goods and services				
Subsidiaries	-	-	26,125	24,580
Associates	19,116	13,748	17,148	12,506
Related parties under common control	1,067	6,165	1,067	6,073
Other related party	13,775	-	13,775	-
Selling and administrative expenses				
Parent company	21,748	32,587	20,695	31,396
Subsidiaries	-	-	613	115
Associates	1,466	742	1,356	625
Joint venture	-	60	-	118
Related parties under common control	6,397	20,765	6,397	20,411
Payments for work in progress				
Other related party	-	35,625	-	35,625
Total expenses	63,569	109,692	87,176	131,449

15 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses

	Consolidated		Company	
	30 September 2006 Baht '000	31 December 2005 Baht '000	30 September 2006 Baht '000	31 December 2005 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	150,127	58,682
Associates	22,393	58,859	129	58,622
Joint venture	-	14,169	-	27,782
Related parties under common control	2,513	3,571	-	-
Total trade accounts receivable - related parties	24,906	76,599	150,256	145,086
Accrued income - related parties				
Subsidiaries	-	-	7,224	4,820
Associates	12,502	1,944	12,502	1,944
Related parties under common control	3,928	9,851	3,275	9,099
Total accrued income - related parties	16,430	11,795	23,001	15,863
Total trade accounts receivable and accrued income - related parties	41,336	88,394	173,257	160,949
Amounts due from related parties				
Subsidiaries	-	-	14,035	15,205
Associates	126	4	126	4
Joint venture	8,503	439	39	113
Related parties under common control	-	148	-	1
Total amounts due from related parties	8,629	591	14,200	15,323
Other current assets - related parties				
Subsidiaries	-	-	-	5,456
Associates	-	2	-	-
Related parties under common control	281	1,375	281	1,375
Other related party	4,475	-	-	-
Total other current assets - related parties	4,756	1,377	281	6,831

15 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses (Continued)

	Consolidated		Company	
	30 September 2006 Baht '000	31 December 2005 Baht '000	30 September 2006 Baht '000	31 December 2005 Baht '000
Trade accounts payable - related parties				
Subsidiaries	-	-	33,713	17,094
Associates	36,526	30,315	32,900	28,770
Related parties under common control	709	129	709	22
Total trade accounts payable - related parties	37,235	30,444	67,322	45,886
Accounts payable - property and equipment				
Other related party	-	3,746	-	3,746
Amounts due to related parties				
Parent company	13,387	6,964	12,901	6,798
Subsidiaries	-	-	3,402	44
Associates	3,175	8,544	3,018	8,350
Related parties under common control	1,268	1,586	1,168	1,586
Other related party	3,013	-	3,013	-
Total amounts due to related parties	20,843	17,094	23,502	16,778
Advance receivable from customers - related parties				
Subsidiaries	-	-	151,537	-
Joint venture	1,628	7	3,192	13
Related parties under common control	158,175	-	156,874	-
Total advance receivable from customers- related parties	159,803	7	311,603	13
Accrued expenses - related parties				
Associates	-	253	-	253
Related parties under common control	168	5,080	168	185
Total accrued expenses - related parties	168	5,333	168	438
Other non current liabilities - related parties				
Joint venture	-	27	-	54

15 **Related party transactions** (Continued)

d) **Short-term loans and advance to related parties**

	Consolidated		Company	
	30 September 2006 Baht '000	31 December 2005 Baht '000	30 September 2006 Baht '000	31 December 2005 Baht '000
Short-term loans and advance to related parties				
Subsidiaries	-	-	-	2,839
Associates	19	19	19	19
Total short-term loans and advance to related parties	19	19	19	2,858

As at 30 September 2006, advance to an associated company bears no interest and has no fixed term of repayment. As at 31 December 2005, the short-term loans to subsidiary bears interest at rate 5.10% per annum and were repayable at call.

The movements of short-term loans and advance to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2006		
Opening balance	19	2,858
Loans and advance during the period	-	10,472
Loans and advance repayment during the period	-	(12,786)
Realised loss on exchange rate	-	(525)
Closing balance	19	19

e) **Long-term loan to a related party**

	Consolidated		Company	
	30 September 2006 Baht '000	31 December 2005 Baht '000	30 September 2006 Baht '000	31 December 2005 Baht '000
Long-term loan to a related party				
Subsidiary	-	-	-	128,326
Total long-term loan to a related party	-	-	-	128,326

The long-term loans to subsidiary as at 31 December 2005 bears interest at rate between 3.58% - 4.42% per annum.

The movements of long-term loan to a related party can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2006		
Opening balance	-	128,326
Loans and advance during the period	-	8,632
Loans and advance repayment during the period	-	(126,341)
Realised loss on exchange rate	-	(10,617)
Closing balance	-	-

15 Related party transactions (Continued)

f) Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), a parent company, issued warrants, which are in registered form and non-transferable, to directors who are management of the Company. The term of the warrants is not exceeding five years, and there is no offering price, as detailed below:

	Issued date	Issued units	Exercise ratio unit : share	Exercise price Baht/share	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.06942	12.782	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.06942	34.046	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.05540	39.568	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.02307	36.830	31 July 2007	30 July 2011

* Percentage of total issued and paid-up share capital (before diluted share) on issuance date.

g) Directors' remuneration

For the nine-month period ended 30 September 2006, directors' remuneration of the Group was Baht 4.60 million (for the nine-month period ended 30 September 2005: Baht 4.43 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

h) Commitments with related parties

The commitments with related parties are discussed in Note 17 d.

16 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	30 September 2006 '000	31 December 2005 '000	30 September 2006 '000	31 December 2005 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	50,000	48,000	50,000	48,000
IPSTAR equipment sales	THB	65,370	15,429	65,370	15,429
Satellite space leasing by	USD	317	374	317	374
customers	THB	412,000	12,000	412,000	12,000
IPSTAR Gateway	USD	1,105	1,105	1,105	1,105
Standby letters of credit	USD	43,000	33,000	43,000	33,000
Others	THB	2,855	2,855	2,845	2,845
	AUD	29	29	-	-

16 Contingencies (Continued)

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2003/04 (equivalent to the financial years from 1 April 1997 to 30 September 2003) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 30 September 2006, the Company deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 is totally Rupees 263 million (approximately Baht 204 million). The Company did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company did not recognise such liabilities in its interim financial statements and presented all amounts paid as other non-current assets in the balance sheet. If the outcome is that the Company is not liable to these additional tax assessments, it will be eligible to refund all deposits together with interest.

The details of income tax assessments can be summarised as follows:

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. The Company also filed an application for a refund of Rupees 72 million (approximately Baht 56 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future income liabilities due to the Tax Authority.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 287 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, the Company deposited some of penalty for those assessment in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment with CIT(A)'decision with ITAT in the first quarter of 2006.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 43.5 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.6 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's income liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 93 million). The Company had deposited Rupees 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and the Company has filed an appeal against CIT(A)'s decision with ITAT.

16 Contingencies (Continued)

b) Assessment for income tax in India (Continued)

- Tax assessment for the assessment year 2003/04

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11.7 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against the Company in the amount of Rupees 106 million (approximately Baht 93 million), excluding penalty. The Company deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 16 million). In the first quarter of 2006, the Company deposited some of the tax in the amount of Rupees 65 million (approximately Baht 51 million) and filed an appeal against the assessment with CIT(A).

c) Other

The Group had contingencies in relation to claim under terms of contract of approximately USD 0.17 million (approximately Baht 4.8 million). The Group did not recognise this provision in these interim financial statements because the Group determined that the result of the negotiations would not have a significant impact on the Group.

17 Commitments

a) Concession agreement

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. Currently, the concession agreement is under the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment acquired under this concession agreement to MICT on the date of completion of construction and installation.

b) Asset transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, the subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 8).

17 Commitments (Continued)

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Shenington Investments Pte Company Limited, which is a subsidiary of the Company, currently owns 49% of LTC's registered shares. At the end of the 25th year (in 2021), the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 6e). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 30 September 2006, LTC has remaining additional investment of approximately USD 211 million.

d) Commitments with related parties

As at 30 September 2006, the Company had provided guarantees relating to the borrowings of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 807 million (31 December 2005: Baht 807 million) (Note 15h). In addition, the Company had issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited, IPSTAR Australia Pty Limited, IPSTAR New Zealand Company Limited and Shenington Investments Pte Limited. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

e) Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited ("CAT") (formerly "The Communications Authority of Thailand"), which allow CSL to provide satellite uplink-downlink services and Internet services for a period of 22 years from 9 August 1994 to 8 August 2016 and to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 17 April 1997 to 16 April 2007.

Under these concession agreements, the ownership of all equipment installed under the agreements must be transferred to CAT on the dates of completion of installation.

CSL and CSL's subsidiary, Loxley Information Services Company Limited ("Loxserv") received a one-year Type I license from National Telecommunications Commission ("NTC") for internet access services for the periods from 8 September 2006 to 7 September 2007 and 29 June 2006 to 28 June 2007, respectively. According to the conditions as specified by NTC, if the authorised licensee is not significantly in violation of the conditions as specified in the license, NTC will renew the license in the normal course of process.

Certain equipment that Loxserv has been using is equipment under the concession contract with CAT. The contract expired on 31 March 2006. However, under the terms of the contract, Loxserv is able to use the equipment for a period of 90 days after the expiry date. On 31 March 2006, CSL submitted a proposal for Loxserv to acquire all related equipment under the concession contract from CAT of Baht 14 million and a proposal for CSL to acquire 480,000 ordinary shares of Loxserv from CAT and its employees at the value of Baht 12.90 per share, representing 1.85% of share capital at the total price of Baht 6 million. Subsequently, on 31 May 2006, the Board of Directors of CAT passed a resolution to approve the sale of the equipment under the concession contract and the ordinary shares in accordance with the proposal of CSL. CSL and Loxserv are currently in the legal process of the acquisition of the said equipment and the ordinary shares. However, during the process of acquisition of the equipment under concession, the subsidiary has been granted permission to continue to use the equipment for its business operation.

17 Commitments (Continued)

f) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these interim financial statements. As of 30 September 2006, the remaining share option was 1.73 million shares.

D.le 8.8